Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-133943

Dated September 24, 2008

CAPITAL ONE FINANCIAL CORPORATION

Free Writing Prospectus Published or Distributed by Media

On September 23, 2008 The Wall Street Journal Online, an online publication, published an article concerning Capital One Financial Corporation (the “Company”), the full text of which is reproduced below. The article discusses the pending common stock offering by the Company and the proposed use of proceeds, as well as the events leading up to the offering, and market conditions and the Company’s business generally. The article quotes the Company’s Chief Financial Officer, Gary L. Perlin, at length on these topics.

The article was not prepared (other than the quotes attributed to Mr. Perlin) by or reviewed by the Company or any other offering participant prior to its publication. You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus supplement we filed with the SEC on September 24, 2008 and in the accompanying prospectus. In particular, you should carefully read the risk factors described in the preliminary prospectus supplement and in the documents incorporated by reference in the preliminary prospectus supplement, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008. Statements in the article that are not attributed directly to Mr. Perlin or based on, or derived from, Capital One’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by Capital One.

Full Text of The Wall Street Journal Online Article

By Matthias Rieker Of DOW JONES NEWSWIRES

NEW YORK (Dow Jones)—Capital One Financial Corp. (COF) said late Tuesday that it would raise about $750 million in capital through a secondary stock offering.

Capital One’s move is opportunistic as well as strategic. The company is taking advantage of the strong performance of its stock in recent months to further insulate its balance sheet from worsening consumer credit.

The company has long said its credit quality will deteriorate, and noise from legislators to include a rollback of the recent consumer bankruptcy reform in the government’s bailout for mortgage lenders could hurt Capital One.

But Gary L. Perlin, Capital One’s chief financial officer, said the company also is seeing opportunities to invest the fresh capital until it needs it to cover loan losses.

Capital One, which has $151 billion of assets, said in a separate announcement that it will increase its loan loss reserve by $200 million in the third quarter, which would allow the company to absorb $7.2 billion in loan losses over the next 12 months.

Perlin said the reserve increase was not what prompted the capital raise—in fact, he said he had no reason at this point to believe that credit will become worse than the guidance he gave investors recently.

However, he also said that the uncertainty has increased in recent weeks. “One simply has to believe that the range of potential outcomes has widened dramatically,” he said. “And when there are greater degrees of uncertainty, the market has told us in no-uncertain terms that having strong liquidity is crucial, and secondly that having capital is a positive thing.”

“But, of course, we are not going to be sitting on it. It has to earn a return for our shareholders,” Perlin said. “Hopefully, it won’t be needed for some of the negative scenarios one might contemplate.”

Unlike many banks, Capital One had not tapped the equity market this year, and conditions to do so have improved since news spread that the government plans to buy illiquid mortgage assets from banks.

Bank stocks rallied Thursday and Friday. But Capital One’s shares have been doing well for some time, rising 13.7% this year, which makes it one of the best-performing large-cap financial stocks.

On Tuesday, it fell 1.3% in a fickle market, to $53.72. The shares have risen $7.38, or 16%, since bank stocks started a frantic rally on Thursday.

Still, the debt market remains expensive for banks, observers said. And Capital One wanted to give large shareholders an opportunity to participate in the offering, and therefore chose to issue 14 million of common stock.

“Attractive market conditions were necessary, but not sufficient” for Capital One to tap the market, Perlin said. “We are not playing the market here.” But he said Capital One also “has an expectation that we have good uses” for the money raised—well beyond building the loan loss provision.

Perlin said Capital One might look for acquisitions, but is unlikely to do a deal in the current environment. More likely are the purchase of loans or distressed assets, he said.

Asked for specifics, the CFO said: “The kinds of things that people have been sending our way for prospective indication of interest would likely be business with which we are already very familiar.”

“We got $30 billion-plus in liquidity, and we’ll keep it that way. But by definition, the best opportunities may be in the area where people are having trouble liquifying assets.”

Capital One has sidestepped this year’s mortgage market mess by sticking to its traditional credit-card and auto-lending business as well as the banking operations it expended into several years ago. It wound down the mortgage operations it got with the acquisition of North Fork Bancorp Inc. ahead of the worst part of the crisis.

On June 30, Capital One’s capital ratios were comfortably ahead of the requirements regulators set to consider a bank “well-capitalized.” But credit quality was mixed. Credit-card charge-offs fell for two consecutive months since the company’s second-quarter results, but delinquencies overall continued to rise—and auto loan losses and delinquencies also continue to rise.

-By Matthias Rieker, Dow Jones Newswires; 201-938-5936; matthias.rieker@dowjones.com

FORWARD-LOOKING STATEMENTS

This free writing prospectus contains forward-looking statements. Statements that are not about historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include, but are not limited to, information relating to our future earnings per share, growth in managed loans outstanding, product mix, segment growth, managed revenue margin, funding costs, operations costs, employment growth, marketing expense, delinquencies, charge-offs, credit performance and trends, operating efficiencies, operating expense reductions, dividends, future financial and operating results, and our plans, objectives, expectations, and intentions. Forward-looking statements also include statements using words such as “expect,” “anticipate,” “hope,” “intend,” “plan,” “believe,” “estimate,” or similar expressions. We have based these forward-looking statements on our current plans, estimates and projections, and you should not unduly rely on them.

Actual results could differ materially from such forward-looking statements due to a number of factors, including: general economic conditions in the U.S., the UK, or our local markets, including conditions affecting interest rates and consumer income and confidence, spending, and savings which may affect consumer bankruptcies, defaults, charge-offs, and deposit activity; changes in the labor and employment market; changes in the credit environment; our ability to execute on our strategic and operational plans; competition from providers of products and services that compete with our businesses; increases or decreases in our aggregate accounts and balances, or the growth rate or composition thereof; the risk that the benefits of our cost savings initiative may not be fully realized; changes in the reputation of or expectations regarding the financial services industry or us with respect to practices, products or financial condition; financial, legal, regulatory, tax, or accounting changes or actions, including with respect to any litigation matter involving us; and the success of our marketing efforts in attracting or retaining customers.

When considering these forward-looking statements, you should keep in mind these risks, uncertainties, and other cautionary statements made in this prospectus supplement and the accompanying prospectus. Forward-looking statements speak only as of the date that they are made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. See “Risk Factors” in the preliminary prospectus supplement we filed on September 24, 2008 and our

Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008 for additional information that you should consider carefully in evaluating these forward-looking statements.

Capital One Financial Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Capital One has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (877) 858-5407.